Exhibit 21  -  Subsidiaries of Commercial National Financial Corporation

State or Jurisdiction
Subsidiary	of Incorporation

Commercial National Bank of Pennsylvania	Pennsylvania

Commercial National Insurance Services, Inc.	Pennsylvania

Gooder Agency, Inc.	Pennsylvania

Highview Trust Company	Pennsylvania